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                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D/A
            Under the Securities Exchange Act of 1934
                        (Amendment No. 1)*


                   CGB&L Financial Group, Inc.
-----------------------------------------------------------------
                         (Name of Issuer)

              Common Stock Par Value, $.01 Per Share
-----------------------------------------------------------------
                  (Title of Class of Securities)

                           125270 10 8
-----------------------------------------------------------------
                          (CUSIP Number)

                     Robert and Julie Werking
     3931 East Garnet Court, Highlands Ranch, Colorado 80126
-----------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                        September 22, 1998
-----------------------------------------------------------------
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13 G to report the acquisition that is the subjection of this
Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following
box. /   /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Section 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ( Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 125270
          --------------------

-----------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

          Julie Werking

-----------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See
Instructions)

     (a)  N/A
          --------------------

     (b)
          --------------------
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3.   SEC Use Only
                 ----------------------------
-----------------------------------------------------------------
4.   Source of Funds (See Instructions)      PF
                                        --------------------
-----------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A
                      -----------------------
-----------------------------------------------------------------
6.   Citizenship or Place of Organization   US Citizen
                                          ------------------
-----------------------------------------------------------------
Number of 7.   Sole Voting Power
          -------------------------------------------------------
Shares Bene-
ficially by    8.   Shared Voting Power      6,325
               --------------------------------------------------
Owned by Each
Reporting      9.   Sole Dispositive Power
               --------------------------------------------------
Person With
          10.  Shared Dispositive Power    6,325
               --------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
  6,325
-----------------------------------------------------------------
-----------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)   N/A
-----------------------------------------------------------------
-----------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)   6.39%
                                                       ----------
-----------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

                    IN
     ------------------------------------------------------------
     ------------------------------------------------------------
     ------------------------------------------------------------
     ------------------------------------------------------------

CUSIP No. 125270
          --------------------

-----------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

          Robert Werking
-----------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See
Instructions)

     (a)  N/A
          --------------------

     (b)
          --------------------
-----------------------------------------------------------------
3.   SEC Use Only
                 ----------------------------
-----------------------------------------------------------------
4.   Source of Funds (See Instructions)      PF
                                        ---------------
-----------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A
                      -------------------------------------------
-----------------------------------------------------------------
6.   Citizenship or Place of Organization   US Citizen
                                          -----------------------
-----------------------------------------------------------------
Number of      7.   Sole Voting Power
               --------------------------------------------------
Shares Bene-
ficially by    8.   Shared Voting Power      6,325
               --------------------------------------------------
Owned by Each
Reporting      9.   Sole Dispositive Power
               --------------------------------------------------
Person With
          10.  Shared Dispositive Power    6,325
               --------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
  6,325
-----------------------------------------------------------------
-----------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)   N/A
                         ----------------------------------------
-----------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)   6.39%
                                                       ----------
-----------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

                    IN
     ------------------------------------------------------------
     ------------------------------------------------------------
     ------------------------------------------------------------
     ------------------------------------------------------------

Item 1.   Security and Issuer

This Statement relates to the common stock, $.01 par value per share (the Shares') of CGB&L Financial Group, Inc., a Delaware corporation (the Company').

Item 2.   Identity and Background

(a) The names of each reporting person are Robert Werking and Julie Werking, husband and wife.

(b)  Mr. and Mrs. Werking resides at 3931 East Garnet Court,
     Highlands Ranch, Colorado 80126.

(c) Mrs. Werking's principal occupation is Prosecuting Attorney for the City of Aurora, Colorado.
     Mr. Werking's principal occupation is civil attorney for the City of Aurora, Colorado.

(d) During the last five years, Mr. and Mrs. Werking have not been convicted in a criminal proceeding (excluding traffic violations or similar violations).

(e) During the last five years, Mr. and Mrs. Werking have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

(f)  Mr. and Mrs. Werking are United States citizens.

Item 3.   Source and Amount of Funds and Other Consideration

The total amount of funds required by the Reporting Persons to acquire the Shares reported in this Schedule 13D was $63,250. The Reporting Persons' personal assets were the source of such funds and no funds were borrowed for such purposes.

Item 4.   Purpose of the Transaction

The purpose of the acquisition of the Shares reported in this
Schedule 13D by the Reporting Persons is for investment, and the purchase of such Shares by the Reporting Persons was not made for the purpose of acquiring control of the Company. The Reporting Persons may make further purchases of Shares from time to time and may dispose of any or all of the Shares held by her at any time. The Reporting Persons do not have any plans or proposals which related to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and formulate plans or proposals with respect thereto, but have no present intention of doing so.

Item 5.   Interest in Securities of the Issuer

(a) Reporting Persons are the beneficial owner of 6,325 Shares, or approximately 6.39% of the 99,000 Shares outstanding.

(b) The Reporting Persons are the direct beneficial owners of 6,325 Shares and have the shared power to vote and dispose of such Shares by virtue of their ownership of these Shares in joint tenancy.

(c) Reporting Persons purchased the Shares on September 22, 1998 pursuant to the Company's initial public offering of the Shares at a purchase price of $10 per share.

(d)  Not applicable.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understands or Relationships with Respect to Securities of the Issuer

Julie Werking and Robert Werking are husband and wife.

Item 7.   Material to Be Filed as Exhibits

Exhibit 1.  Agreement to file joint Schedule 13D.

                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.


Date:     5-18-99             /s/ Julie Werking
     -------------------      -----------------------------------
                                   Signature

                                  Julie Werking
                              -----------------------------------
                                   Name/Title


                              /s/ Robert G. Werking
                              -----------------------------------
                                   Signature

                                  Robert Werking
                              -----------------------------------
                                   Name/Title

                            EXHIBIT 1
                           -----------


     Julie Werking and Robert Werking, as husband and wife, hereby agree to file a joint Schedule 13D under the Securities Exchange
Act of 1934 with respect to their joint ownership of securities in CGB&L Financial Group, Inc.

                              /s/ Julie Werking
                              -----------------------------------
                                   Julie Werking



                              /s/ Robert G. Werking
                              -----------------------------------
                                   Robert Werking